Exhibit (d)(2)(ix)

July 1, 2019

Natixis Funds Trust I

Natixis Oakmark International Fund

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re:	Natixis Oakmark International Fund Sub-Advisory Agreement Addendum

Dear Ladies and Gentleman:

The Advisory Agreement dated December 13, 2010 between Natixis Funds Trust I (the “Trust”), with respect to its Natixis Oakmark International Fund (the “Series”), and Natixis Advisors, L.P. (the “Adviser”) and Harris Associates L.P., (the “Sub-Adviser”), is hereby revised, effective July 1, 2019, to delete Section 7 and to replace it with the following:

7. Compensation of the Sub-Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Sub-Adviser shall be paid at the annual rate of 0.60% on the first $150 million of the average daily net assets of the Series, 0.50% on the next $850 million of the average daily net assets of the Series and 0.45% thereafter (or such lesser amount as the Sub-Adviser may from time to time agree to receive). Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Natixis Funds Trust I on behalf of its Natixis Oakmark International Fund series

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer

Harris Associates L.P.
By Harris Associates Inc., its general partner

By:	/s/ Kristi L. Rowsell
Name:	Kristi L. Rowsell
Title:	President

Natixis Advisors, L.P.
By: Natixis Distribution Corporation, its general partner

By:	/s/ Russell Kane
Name:	Russell Kane
Title:	Executive Vice President, General Counsel, Secretary & Clerk

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